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                             February 24, 2021

       Scott Rajeski
       Chief Executive Officer
       Latham Topco, Inc.
       787 Watervliet Shaker Road
       Latham, New York 12110

                                                        Re: Latham Topco, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001833197

       Dear Mr. Rajeski:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Summary, page 1

   1.                                                   Please prominently
disclose that a significant portion of the proceeds from this offering will be used to repay
the various distributions referenced in your prospectus and to repurchase shares of
common stock from the Principal Stockholders, senior management and directors, and
other pre-IPO stockholders. Please quantify those amounts and reconsider the
disclosure on page 43 that alludes to proceeds from the IPO being used to grow the business.
Please also disclose your distributions to the Parent for fiscal years
                                                        2019 and 2020.
   2.                                                   Please include
disclosure regarding your substantial indebtedness.
 Scott Rajeski
Latham Topco, Inc.
February 24, 2021
Page 2
3. Please revise to disclose the board nomination rights provided in the Stockholders'
         Agreement. Please also consider updating your risk factor on page 33. Use of Proceeds, page 43

4. Please revise the discussion of your use of proceeds to disclose that the majority of the funds from your credit agreement were used to pay a distribution to your Parent and repay the Parent Note, quantifying the amount of the distribution paid to your officers, directors and affiliates. If appropriate, provide Regulation S-K Item 404 disclosure of this distribution under Certain Relationships and Related Party
Transactions.
Note 22 Subsequent Events, page F-36

5. We note your response to our prior comment one. We will complete our evaluation of your response when you file all required financial statements.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameScott Rajeski                                Sincerely,
Comapany NameLatham Topco, Inc.
                                                               Division of
Corporation Finance
February 24, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName